Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Earnings:
1. Income (loss) before income taxes	$98,052	$(8,179)	$43,642	$44,602	$31,734
2. Plus interest expense	66,605	73,231	92,466	80,854	56,097

3. Earnings including interest on deposits	164,657	65,052	136,108	125,456	87,831
4. Less interest on deposits	54,087	60,876	76,232	65,733	42,269

5. Earnings excluding interest on deposits	$110,570	$4,176	$59,876	$59,723	$45,562

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$71,659	$73,678	$92,466	$80,854	$56,097
7. Less interest on deposits (Line 4)	54,087	60,876	76,232	65,733	42,269

8. Excluding interest on deposits	$17,572	$12,802	$16,234	$15,121	$13,828

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	2.30	0.88	1.47	1.55	1.57
Excluding interest on deposits (Line 5 divided by Line 8)	6.29	0.33	3.69	3.95	3.29